ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Renee E. Laws T +1 617 235 4975
renee.laws@ropesgray.com

April 30, 2018

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 195 (the “485(a) Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on March 2, 2018, relating to AMG GW&K Small Cap Core Fund and AMG TimesSquare International Small Cap Fund (each a “Fund,” and collectively the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in each Fund’s prospectus (each a “Prospectus”).

Prospectus Comments

1.        Comment: We note that footnote 2 to AMG GW&K Small Cap Core Fund’s fee table references both shareholder servicing fees and distribution and service (12b-1) fees and that the Fund’s fee table includes a line item for Distribution and Service (12b-1) Fees. Please describe the difference between the shareholder servicing fees and the distribution and service (12b-1) fees.

Response: The Fund’s Prospectus and Statement of Additional Information (“SAI”) summarize the nature of the Fund’s payments made pursuant to, and certain other features of, its Rule 12b-1 Plan under the Prospectus heading “Shareholder Guide – Distribution and Service (12b-1) Fees” and SAI heading “Management of the Funds – Distribution Arrangements – Rule 12b-1 Distribution and Service Plan,” and the purpose of Fund shareholder servicing fees paid outside of a Rule 12b-1 Plan is described under the Prospectus heading “Investing Through an Intermediary.” In general, Fund shareholder servicing expenditures made outside of the Rule 12b-1 Plan may be made only for activities that are not primarily intended to result in the sale of Fund shares, while Fund expenditures made pursuant to the Rule 12b-1 Plan are not so limited.

2.         Comment: To the extent a Fund’s expense limitation agreement provides for recoupment by the Investment Manager of amounts waived or reimbursed, please disclose the terms of the arrangement and that the recovery period is limited to 36 months from the date of the waiver or reimbursement. In addition, please clarify (in a footnote to the Annual Fund Operating Expenses tables or under “Fund Management”) that, during the recoupment period, the Investment Manager may recover from a Fund fees waived and expenses paid only to the extent that such repayment would not cause the Fund’s total annual operating expenses to exceed the following: 1) the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid, or 2) the Fund’s current expense limitation amount.

Response: The Trust notes that each Fund’s expense limitation agreement provides for recoupment by the Investment Manager of amounts waived or reimbursed and that the terms of such arrangement, including that the recovery period is limited to 36 months from the date of the waiver or reimbursement, are disclosed for AMG GW&K Small Cap Core Fund under “Fund Summary – Fees and Expenses of the Fund” and “Additional Information about the Fund – Additional Information About the Fund’s Expenses and Performance,” and for AMG TimesSquare International Small Cap Fund under “Additional Information about the Fund – Additional Information About the Fund’s Expenses and Performance.” In addition, during the recoupment period, the Investment Manager may recover from the Funds fees waived and expenses paid to the extent that such repayment would not cause each Fund’s total annual operating expenses (exclusive of the items noted in each Fund’s Prospectus) to exceed the following: 1) the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid, or 2) the Fund’s current expense limitation amount. The Trust notes that each Fund currently discloses that the Fund’s repayment would not cause the Fund’s total annual operating expenses, exclusive of the items noted in each Fund’s Prospectus, to exceed the contractual expense limitation amount. The Trust does not believe that adding additional disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

3.         Comment: For AMG GW&K Small Cap Core Fund, the “Summary of the Fund – Principal Investment Strategies” section of the Fund’s Prospectus states that “[t]he Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold.” Please disclose that while the Fund may continue to hold these securities, the Fund cannot make additional investments in such securities unless the additional purchases are part of the 20% bucket.

Response: The Trust confirms that when the Fund continues to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold such holdings are counted toward the 80% bucket, and additional investments, if any, in such securities would be part of the 20% bucket. The Trust believes that the Fund’s current disclosure is appropriate.

4.         Comment: For AMG TimesSquare International Small Cap Fund, the “Summary of the Fund – Principal Investment Strategies” section of the Fund’s Prospectus states that “[t]he Fund may continue to hold securities of a portfolio company whose market capitalization subsequently drops below or appreciates above the Fund’s small market capitalization range.” Please disclose that while the Fund may continue to hold these securities, the Fund cannot make additional investments in such securities unless the additional purchases are part of the 20% bucket.

Response: The Trust confirms that when the Fund continues to hold securities of a portfolio company that subsequently drops below or appreciates above the Fund’s small market capitalization range such holdings are counted toward the 80% bucket, and additional investments, if any, in such securities would be part of the 20% bucket. The Trust believes that the Fund’s current disclosure is appropriate.

5.         Comment: Please confirm that the portfolio managers of each Fund are jointly and primarily responsible for the day-to-day management of such Fund and disclose in accordance with Form N-1A.

Response: The Trust confirms that the portfolio managers of each Fund are jointly and primarily responsible for the day-to-day management of the Fund, and notes that such disclosure appears in the “Fund Management” section of each Prospectus.

Statement of Additional Information Comment

6.         Comment: The Staff notes that the “Additional Investment Policies” section of the SAI states that “[e]ach Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” Each Fund is required to invest consistent with its stated investment strategy consistent with Item 16(b) of Form N-1A. Please revise the above-referenced disclosure in light of the Staff’s view that the disclosure gives the Funds too much discretion.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires a Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are currently intended to be utilized by the Fund. In addition to listing the types of securities and techniques that are currently intended to be utilized by the Fund, the Trust also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc : Mark Duggan, Esq.

       Maureen A. Meredith, Esq.

       Gregory C. Davis, Esq.

       Adam M. Schlichtmann, Esq.